Exhibit 4.10
CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN
THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN
OMITTED AND FILED SEPARATELY WITH THE
SECURITIES AND EXCHANGE COMMISSION PURSUANT TO
RULE 24B-2 OF THE SECURITIES EXCHANGE
ACT OF 1934, AS AMENDED
PATENT LICENSE AGREEMENT
This Agreement, is made by and between:
NOVOGEN LIMITED ACN 063 259 734 and NOVOGEN RESEARCH PTY LIMITED ACN 060 202 931 each with its principal place of business at 140 Wicks Road, North Ryde, NSW 2113, Australia and NOVOGEN INC of 1013 Centre Road, Wilmington, Delaware, United States of America (hereinafter together referred to as “Novogen”)
AND
PROTEIN TECHNOLOGIES INTERNATIONAL, INC. (a subsidiary of Ralston Purina Company) which is a corporation of the state of Delaware, having its principal place of business at Checkerboard Square, St. Louis, Missouri 63163-0001 (hereinafter “PTI”),
WITNESSETH, THAT:
The parties agree as follows:
Article I — Definitions
1.01	“Patent Rights” shall mean the patents and patent applications listed on Schedule A and U.S. patents issuing from such applications, together with any foreign counterparts of such patents, including any continuations, divisions, continuations-in-part, reexaminations, and/or reissues thereof and assigned to Novogen Limited pursuant to the transactions effected by the documents in Schedule B.

1.02	“Royalty-Bearing Product” shall mean a pharmaceutical preparation (including prescription drug products and over the counter pharmaceutical products), a DSHEA product, and Other Products (excluding food including soy protein food ingredient products such as soy protein isolates and soy protein concentrates) in which the biologically active component in the preparation is derived from soy and consists essentially of at least one concentrated, phytoestrogen-derived isoflavone as covered by a valid and enforceable claim under the Patent Rights.

1.03	“Territory” shall mean worldwide excluding Australia and New Zealand except as other provided in clause 2.01.

1.04	“Net Sales” shall mean, with respect to any quantity of Royalty-Bearing Product subject to royalty hereunder that is sold by PTI or an Affiliate to a Third Party, the gross sales price for that quantity, less freight from manufacturing to the final destination, duties, and other port expenses, commission, allowances, insurance on shipments, forwarder/importer fees, that are included in its gross sales price. No deduction from the gross sales price shall be made for any item of cost incurred by the seller in its own operations incident to the manufacture, or sale of the product sold.

1.05	“Affiliate” shall mean (a) any business entity which controls at least fifty percent (50%) of the equity or voting stock of either party or (b) any business entity fifty percent (50%) of whose equity or voting stock is owned or controlled by either party or any entity defined in (a).

1.06	“Third Party” shall mean a party other than the parties to this Agreement or an Affiliate of the parties to this Agreement.

1.07	“Effective Date” shall mean the date on which the last of the parties to this Agreement signs the Agreement.

1.08	“Subscription Agreement” shall mean the agreement between Novogen and Ralston Purina Company dated the same date as this Agreement under which Ralston Purina Company agrees to subscribe for shares in the capital of Novogen Limited.
Article II — Grant
2.01	Novogen hereby grants to PTI and PTI hereby accepts a sole and exclusive license, including the right to grant sublicenses, under the Patent Rights to make, have made, use, sell, offer for sale and import products containing soy-derived biologically active compounds, including but not limited to isoflavones, wherein the product, its manufacture or the use thereof is covered by the Patent Rights. This license shall be in all fields of use in the Territory except that Novogen shall have the right to sell products currently being sold by Novogen in the United Kingdom at the Effective Date of this Agreement until such time as PTI or its sublicensee or its assignee markets its own comparable product in the United Kingdom under the Patent Rights, at which time this exception shall be revoked by giving Novogen six (6) months written notice at the time that PTI or is sublicensee or assignee commences the marketing of a comparable product.
Article III — Payments and Royalties
3.01	In consideration of the rights granted in clause 2.01 above, PTI shall pay the following to Novogen:
(a)	A license fee which shall be payable at the execution of both this Agreement and the Subscription Agreement. The license fee shall be determined by subtracting the amount paid pursuant to clause 3.3 of the Subscription Agreement from [***] dollars (U.S. $[***]).

(b)	An annual minimum payment cumulatively creditable against future royalties payable under clause 3.1(c) shall be paid according to the following schedule:
(i)	[***][1] dollars ($[***]) by December 31, 2001;

(ii)	[***] dollars (U.S. $[***]) by December 31, 2002;

(iii)	[***] dollars (U.S. $[***]) by December 31, 2003, and annually thereafter for so long as this Agreement is in effect;
(c)	An annual tiered royalty on the cumulative Net Sales of all quantities of Royalty-Bearing Product(s) sold by PTI that are covered by valid and enforceable Patent Rights shall be paid according to the following schedule and in accordance with clause 4.02:
(1)	for all pharmaceutical products including prescription drug products and over the counter pharmaceutical products:

[1]	[***] Confidential treatment requested.

(a)	a [***]% royalty on the cumulative Net Sales of all such products until such Net Sales reach [***] dollars (U.S. $[***]);

(b)	once the cumulative Net Sales of all such products exceeds [***] dollars (U.S. $[***]), then the royalty shall be [***]% on the cumulative Net Sales of all such products which are in the range from [***] dollars (U.S. $[***]) up to [***] dollars (U.S. $[***]);

(c)	once the cumulative Net Sales of all such products exceeds [***] dollars (U.S. $[***]), then the royalty shall be [***]% on the cumulative Net Sales of all such products which are in the range from [***] dollars (U.S. $[***]) up to [***] dollars (U.S. $[***]);

(d)	once the cumulative Net Sales of all such products exceeds [***] dollars (U.S. $[***]), then the royalty shall be [***]% and remain at [***]% on the cumulative Net Sales of all such products above [***] dollars (U.S. $[***]);
(2)	for all DSHEA products and all Other Products (excluding food including soy protein food products such as soy protein isolates and soy protein concentrates):
(a)	a [***]% royalty on the cumulative Net Sales of all such products until such Net Sales reach [***] dollars (U.S. $[***]);

(b)	once the cumulative Net Sales of all such products exceeds [***] dollars (U.S. $[***]), then the royalty shall be [***]% royalty on the cumulative Net Sales of all such products which are in the range from [***] dollars (U.S. $[***]) up to [***] dollars (U.S. $[***]); and

(c)	once the cumulative Net Sales of all such products exceeds [***] dollars (U.S. $[***]), then the royalty shall be [***]% and remain at [***]% on the cumulative Net Sales of all such products above [***] dollars (U.S. $[***]).
3.02	If PTI enters into a sublicense with a Third Party or an assignment for consideration to a Third Party under any of the Patent Rights granted in the patent license agreement, then PTI shall remit [***] percent ([***]%) of any license fee and royalty received by PTI from the sublicensee or the consideration received for an assignment.

3.03	PTI shall have the right to terminate the license by electing in writing not pay any of the minimum payments set forth in clause 3.01 above prior to the date on which the relevant minimum payment is due.

3.04	Novogen shall have the right to terminate this Agreement by written notice to PTI if PTI fails to start marketing a Royalty-Bearing Product by December 31, 2003.

3.05	In the event that any quantity of Royalty-Bearing Product subject to royalty hereunder is used in the manufacture of another product subject to royalty hereunder or is sold to a sublicensee or an Affiliate of PTI, or if rights under more than one patent are used, only one royalty shall be paid to Novogen, in order that duplication or royalties be avoided.

3.06	PTI shall pay all taxes and charges imposed by any government taxing authority (other than the United States or a subdivision thereof) with respect to payments by PTI to Novogen for transfer of information or Patent Rights hereunder. Notwithstanding the foregoing, to the extent that PTI is required by an applicable income tax law to withhold a portion of the payment owing to Novogen hereunder, Novogen shall accept the resulting net payment as due performance under this Agreement. PTI shall, however, take all necessary steps to secure the benefit of any reduction of withholding tax rate available under treaty and shall promptly provide Novogen with a receipt for any tax withheld. Receipts should be sent to the address specified in clause 4.01.
3.07	(a)	In the event that the parties determine that PTI cannot manufacture, use, sell, offer for sale or import Royalty-Bearing Product without infringing the patent rights of a third party, PTI may negotiate with the Third Party for a license under the Third Party’s patent rights and will be permitted to reduce royalties payable to Novogen by the amount which PTI is obligated to pay such Third Party; provided, however, that such reduction shall not reduce the royalties payable to Novogen to an amount less than [***] percent ([***]%). The parties shall endeavour to cooperate to resolve any differences under this provision to their mutual benefit.

	(b)	In the event that the parties cannot resolve their differences under clause 3.07(a), then the parties may agree to submit their dispute to arbitration by and in accordance with the rules then in effect of the American Arbitration Association; provided, however, that any reduction in royalties determined by the arbitrator shall not reduce the royalties payable to Novogen to an amount less than [***] percent ([***]%).

	(c)	In the event that a court of competent jurisdiction from which no appeal can be taken determines that a Royalty-Bearing Product infringes the patent rights of a Third Party and as a result thereof, PTI and the Third Party enter into a license agreement then PTI will be permitted to reduce royalties payable to Novogen as set forth in clause 3.07(a) above.
Article IV — Reports and Accounting
4.01	Any notice to be given to either party by the other pursuant to this Agreement shall be deemed to be sufficiently given when mailed to such party by registered or certified mail, postage prepaid, sent to its address or by telecopier to the numbers specified as follows or to any address or telecopier number later provided by one party to the other.
For Novogen:	140 Wicks Road North Ryde NSW 2113 Australia

Facsimile: 61 2 9878 0058

Attention: Company Secretary

For PTI:	Checkerboard Square St. Louis, Missouri 63163-0001

Facsimile:

Attention: General Counsel
4.02	PTI, shall within thirty days of the end of each calendar quarter provide a written report to Novogen setting out the following information:
(a)	the total quantity of Royalty-Bearing Products sold during the calendar quarter by reference to each category of Royalty-Bearing Products and country in which the Royalty-Bearing Products were sold;

(b)	the calculation of royalties; and

(c)	the exchange rate used for the purposes of clause 5.01 to calculate the royalties payable,

and pay the royalties due to Novogen.
4.03	Within 60 days of the last calendar quarter of each year, PTI shall provide to Novogen a written report which reconciles all the information contained in the reports provided under clause 4.02 for the year and pay to Novogen any additional royalty owing to Novogen. Any overpayment in royalties by PTI will be credited against future royalty payments owing to Novogen.

4.04	PTI shall keep adequate records in sufficient detail to enable the royalty due from PTI hereunder to be determined, and permit said records to be inspected at a mutually agreed upon time during regular business hours by an independent auditor appointed and paid for by Novogen to which PTI has no reasonable objection for this purpose, who shall report to Novogen only the amount of the royalty payments due hereunder. Such inspection of records may not occur more than once in any one calendar year; no records shall be required to be kept for more than three (3) calendar years.

4.05	Invalidation by a court of competent jurisdiction from which no appeal is taken of any claim(s) of the patent(s) comprising the Patent Rights, notwithstanding any other clauses of this Agreement to the contrary, shall not terminate this Agreement, but shall only terminate the future obligation of PTI to pay royalties to Novogen under the invalidated claim(s).
Article V — Currency Conversion
5.01	Fees shall be paid in U.S.A. dollars. For converting into U.S.A. dollars any fee that accrued in another currency, there shall be used the closing buying rate of the Wall Street Journal applicable to royalty or fee transactions under exchange regulations for the particular currency on the last business day for the accounting period for which payment is due.

5.02	To the extent that statutes, laws, codes, or government regulations (including currency exchange regulations) shall prevent or limit royalty payments by PTI or its sublicensees in any country, then in that event, PTI shall render to Novogen semi-annual reports of Net Sales in such country. All monies due and owing Novogen as provided in said semi-annual reports shall promptly be deposited by PTI in an account in a local bank in such country to be designated by Novogen in writing.
Article VI — Public Reference and Marking
6.01	Neither party shall use the name of the other party in advertising or promotional literature without the prior consent of the other party.

6.02	No public announcement or other disclosure to third parties concerning the terms of this Agreement shall be made by either party without first obtaining the approval of the other party.
Article VII — Term and Termination
7.01	Unless sooner terminated in accordance with any of the succeeding provisions of this Article VII or as provided elsewhere, this Agreement shall continue in full force and effect until the expiration or invalidation of the last patent of the Patent Rights.

7.02	In the event that any stipulation or provision of this Agreement is breached by PTI, Novogen upon sixty (60) days written notice to PTI may terminate this Agreement. However, if such breach is corrected within the sixty (60) day period, and there are no unreimbursed damages resulting from the breach, the Agreement shall continue in force.

7.03	(a)	Should PTI (1) become insolvent or (2) make an assignment for the benefit of creditors, or (3) permit or procure the appointment of a receiver for its assets, or (4) become the subject of any bankruptcy, insolvency or similar proceeding, then this Agreement may be terminate at Novogen’s election.

	(b)	Should Novogen (1) become insolvent or (2) make an assignment for the benefit of creditors, or (3) permit or procure the appointment of a receiver or liquidator for its assets, or (4) become the subject of any bankruptcy, insolvency or similar proceeding, then PTI shall have the right to continue to its license under the Patent Rights, to the extent permissible by law, and shall have the right to provide such value under the license to render the license profitable, in accordance with Australian Corporations Law, to prevent the disclaimer of the license.
7.04	If Ralston Purina Company breaches the Subscription Agreement, Novogen may terminate this Agreement provided, however, that Novogen has satisfied the requirements of clauses 2.1(b) to 2.1(e) inclusive of the Subscription Agreement. Novogen shall not have the right to terminate this agreement, as set forth in this paragraph 7.04, if DuPont or PTI makes the payment of the second part of the Subscription Agreement, as set forth in part IV of the Subscription Agreement.

7.05	Termination shall not relieve either party of any obligation which arises hereunder before termination including obligations under Article III, Article IV, Article V, and Article VIII and upon termination of this Agreement for any reason all royalties due to Novogen shall be paid immediately by PTI or within such further period as specified by Novogen.
Article VIII — Confidentiality
8.01	(a)	It is contemplated that it may be necessary for either party to disclose certain technical and commercial information relating to the subject matter of this Agreement which is regarded as confidential. Such information can be disclosed subject to the following. The existing confidentiality agreement executed on 1 July 1997 shall remain in full force and effect and any confidential information disclosed pursuant to the terms thereof will be governed by the terms set forth herein. Except as hereafter specifically authorized in writing neither party shall, for so long as this Agreement is in effect and for a period of three (3) years thereafter, disclose any information hereunder in writing (or in tangible form), and designated confidential or if disclosed orally or visually, is promptly confirmed and designated confidential in writing within thirty (30) days of the disclosure; provided, however, that these obligations of nondisclosure shall not apply to any information which is:
(i)	in the possession of the receiving party prior to receipt thereof as shown by the receiving party’s written records;

(ii)	already available or become available to the public through no fault of the receiving party;

(iii)	received by or for the receiving party from a third party having the right to disclose it; or

(iv)	developed by or for the receiving party independent of any disclosure hereunder.
(b)	both parties will use the same level of care to prevent the use of disclosure of information as they exercise in protecting their own information of a similar nature but not less than a reasonable exercise of care to prevent such disclosure.

(c)	either party is permitted to disclose such confidential information to the extent reasonably necessary to exercise its license or as required by law.
Article IX — Governing Law
9.01	This Agreement shall be construed in interpreted according to the laws of the New South Wales, Australia provided that all questions concerning the construction or effect of patent applications and patents shall be decided in accordance with the laws of the country in which the particular patent applications or patent concerned has been filed or granted, as the case may be.

9.02	In the event that any condition or provision in any clause of this Agreement shall be held by a court of competent jurisdiction from which there is no appeal, to be invalid or illegal or contrary to public policy, this Agreement shall be construed as though such provision or condition did not appear and the remaining provisions shall continue in full force and effect.
Article X — Assignability
10.01	This Agreement and the right herein are personal to PTI and shall not be assignable or otherwise transferable by PTI without Novogen’s written consent, which consent shall not be unreasonably withheld.
Article XI — Change of Control
11.01	PTI shall as soon as practicably possible following a Change in Control notify Novogen of that change in ownership or control and the effective date of the change. For the purposes of this clause 11, a “Change in Control” occurs where an entity other than Ralston Purina Company or E.I. du Pont de Nemours & Company owns or controls or becomes entitled to own or control in excess of 50% of the equity or voting stock of PTI.

11.02	If there is a Change in Control of PTI, this Agreement shall continue if full force and effect subject to clause 11.03.

11.03	On the effective date of the Change in Control, PTI or, should PTI merge or be re-organised, the resultant organisation (the “Resultant Organisation”) shall be required to comply with minimum performance requirements as set out in clause 11.04 and if PTI or the Resultant Organisation does not comply with the minimum performance requirements for a period of two years, Novogen may by written notice to PTI or the Resultant Organisation elect to convert this Agreement to a non-exclusive licence agreement.

11.04	For the purposes of clause 11.03, the minimum performance requirement in any year will be [***]% of the total sales of Royalty-Bearing Products sold by PTI (whether by itself, its affiliates and its sub-licensees) during the 12 months immediately preceding the effective date of the change in ownership or control.
Article XII — Alternative Dispute Resolution
12.01	Where there is a dispute between the parties to this Agreement about a matter that is not material to the Agreement (the “Dispute”), either party may give the other party a written notice specifying that a Dispute exists and the nature of the Dispute. The parties shall attempt to resolve the Dispute by Negotiation.

12.02	If the Dispute is not resolved within 90 days of the date of the notice issued under clause 12.01 (or such later date as is agreed by the parties), the Dispute will be referred to the Australian Commercial Disputes Center (“ACDC”) for expert determination. The expert determination will be conducted in accordance with the ACDC Expert Determination Guidelines which are incorporated into this Agreement by this clause 12.02.

12.03	Neither party is entitled to commence or maintain any proceeding in any court or other tribunal in respect of a Dispute unless the procedures of this clause 12 are followed.
Article XIII — Warranties and Representations
13.01	Novogen hereby warrants and represents that it has full right, title and interest in and to the Patent Rights; that there are no outstanding written or oral agreements inconsistent with this Agreement to which Novogen is a party; that Novogen will not take any action inconsistent with the Patent Rights granted herein; that the Patent Rights do not constitute the subject matter of any currently pending litigation of which Novogen is aware; and Novogen is free to enter into this Agreement without any burdens, encumbrances, restraints or limitations of any kind which could adversely affect the rights or PTI under this Agreement. No warranty about the validity and/or enforceability of the Patent Rights is made by Novogen except that the Patent Rights are not invalid or unenforceable as a result of fraudulent representations to any governmental entity responsible for granting any patent within the Patent Rights.
Article XIV — Abatement of Infringement
14.01	If at any time any third party shall infringe under any of the Patent Rights licensed hereunder to a commercially substantial extent any unexpired patent licensed hereunder then PTI may promptly either (1) obtain a discontinuance of said infringing operations or (2) bring suit at its own expense against such infringer, bringing said suit in the name of PTI, or if so required by the law of the forum, bring suit in the name of Novogen or joining Novogen as a party plaintiff with PTI. For this purpose Novogen shall execute such legal papers necessary for the prosecution of such suit as may be reasonably requested by PTI.

14.02	Whenever any suit for infringement is brought against any infringer by PTI as above provided, PTI shall immediately notify Novogen of such suit. At any time within six (6) months of the receipt of such notification, Novogen may notify PTI that Novogen elects to participate in such suit, whereupon the costs and expenses of such suit and all recoveries therefrom shall be shared equally by the parties hereto; otherwise, PTI shall be liable for all costs and expenses of such litigation and PTI shall be entitled to receive and retain all recoveries therefrom.

14.03	Novogen shall have the right, in any suit brought by PTI pursuant to clause 14.01 of this article, to be represented at its own expense by counsel of its own selection to the extent of having access to full information and opportunity to be heard in the councils of PTI, but such expense shall not be considered as costs or expenses of the litigation unless Novogen elects to participate in the suit as provided in clause 14.02 of this Article.
Article XV — Patent Prosecution and Maintenance
15.01	In the event that any extraordinary developments should arise in connection with the prosecution of the Patent Rights licensed hereunder, including but not limited to interferences, reexaminations and the like, then if the parties agree that PTI should assume responsibility (with advice from Novogen) for such developments including responsibility for the costs associated therewith then the payment by PTI of such expenses will be fully creditable against future earned royalty payments.

15.02	Novogen shall pay all prosecution expenses except as set forth in clause 15.01 above, maintenance fees and annuities required to maintain the patents included in the Patent Rights valid and enforceable.

Article XVI — Indemnity
16.01	PTI hereby agrees to indemnify, defend, and hold harmless Novogen, its Affiliates, directors, officers, employees and agents from and against all losses arising out of or in connection with the failure of a Royalty-Bearing Product manufactured by PTI including but not limited to, any actual or alleged injury, damage, death or other consequence occurring to any person as a result, directly or indirectly, of the possession or use of any Royalty-Bearing Product, whether claimed by reason of breach or warranty, negligence, product defect or otherwise, and regardless of the form in which any such claim is made.
Article XVII — Entirety and Miscellaneous
17.01	This Agreement embodies the entire understanding between Novogen and PTI, and there are no understandings, conditions, warranties or representations, oral or written, express or implied, with reference to the subject matter hereof which are not merged herein. Except as otherwise specifically stated, no modification hereto shall be of any force or effect unless reduced to writing and signed by both parties hereto, and expressly referred to as being a modification of this Agreement.

17.02	This Agreement may be executed in any number of counterparts and all of those counterparts taken together constitute one and the same instrument.
IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives effective as of the date first written hereinabove.

NOVOGEN LIMITED

By

Title

Date

NOVOGEN RESEARCH PTY LIMITED

By

Title

Date

NOVOGEN INC

By

Title

Date

PROTEIN TECHNOLOGIES INTERNATIONAL, INC.

By

Title

Date

SCHEDULE A
PATENT RIGHTS

Title	US Application No	Filed

Health Supplements Containing Phyto-Oestrogens, Analogues or Metabolites Thereof	08/338,567	1/12/95

Treatment And/Or Prevention of Menopausal	08/847,537	5/1/97
Symptoms and Osteoporosis Preparation of Isoflavones from Legumes	08/847,850	4/28/97

SCHEDULE B
AGREEMENT REFERRED TO IN DEFINITION OF “PATENT RIGHTS”
IN CLAUSE 1.1
1.	Assignments of US Patent Application No. 08/338,567 and related foreign patent rights:
(a)	Assignment from Graham Kelly to Blackmore’s Limited dated 27 October 1993;

(b)	Assignment from Blackmore’s Limited to Phytosearch Pty Limited dated 11 March 1996;

(c)	Assignment from Phytosearch Pty Limited to Novogen Research Pty Limited dated 19 August 1997;

(d)	Assignment from Phytosearch Pty Limited and Novogen Pty Limited dated 14 November 1997.
2.	Assignment US Patent Application No. 08/847,537 and related foreign patent rights:
(a)	Assignment from Graham Kelly to Novogen Inc dated 23 July 1997.
3.	Assignment of US Patent Application No. 08/847,850 and related foreign patent rights:
(a)	Assignment from Graham Kelly to Novogen Inc dated 23 July 1997.

This Agreement, is made by and between:
NOVOGEN LIMITED ACN 063 259 754 with its principal place of business at 140 Wicks Road, North Ryde, NSW 2113, Australia (hereinafter “Novogen”)
AND
PROTEIN TECHNOLOGIES INTERNATIONAL, INC. (a subsidiary of Ralston Purina Company) which is a corporation of the state of Delaware, having its principal place of business at Checkerboard Square, St. Louis, Missouri 63163-0001 (hereinafter “PTI”),
WITNESSETH, THAT:
1.	The parties agree that Dr Doyle H Waggle shall be a member of the Scientific Advisory Committee of Novogen effective as of November 14 1997 and shall be entitled to all the rights and privileges attached thereto.

2.	In the event that Dr Doyle H Waggle is unable to continue as a member of the Scientific Advisory Committee and the parties cannot agree to an acceptable replacement, the Novogen shall have the right to terminate this Agreement.

3.	Except as provided in paragraph 2 above, the term of this Agreement shall be for one (1) year which shall automatically renew every year unless either party notifies the other party by giving one (1) year’s written notice.
IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives effective as of the date first written hereinabove.

NOVOGEN LIMITED		PROTEIN TECHNOLOGIES INTERNATIONAL, INC.

By		By

	Title		Title

	Date		Date